                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          Ambassador Apartments, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  02316A 10 2
        _______________________________________________________________
                                (CUSIP Number)

                              Douglas Crocker II
                      Equity Residential Properties Trust
                     Two North Riverside Plaza, Suite 400
                            Chicago, Illinois 60606
                                (312) 474-1300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 29, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
 CUSIP NO. 02316A 10 2               13D                   PAGE 2 OF 10 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name: ERP Operating Limited Partnership
      S.S. or ID # 36-3894853
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              1,000,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               1,000,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,000,700

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        9.5%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
- ------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          The Statement relates to the common stock, $.01 par value per share, ("Common Stock"), of Ambassador Apartments, Inc. (the "Issuer") which has its principal executive office at 77 West Wacker Drive, Suite 400, Chicago, Illinois 60601.

Item 2.   Identity and Background.
          -----------------------

          (a-c) This Statement is being filed by ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"). ERP is managed by Equity Residential Properties Trust, a publicly traded Maryland real estate investment trust ("EQR"), its sole general partner and holder of a majority of its partnership interests. The principal executive office of both ERP and EQR is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606. The principal business of ERP is to own and operate multi-family residential properties. The principal business of EQR is to act as the sole general partner of ERP. Certain information concerning the executive officers, trustees and principal shareholders of EQR, which persons, as executive officers and trustees of its general partner, may be deemed to control the management of ERP, is set forth in Appendix A hereto.

          (d) and (e) To the best knowledge of ERP, none of the persons listed in Appendix A hereto have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The aggregate amount of funds used in acquiring the Common Stock reported herein was $22,156,620.30. All funds used in acquiring the Common Stock were obtained from the working capital of ERP.

Item 4.   Purpose of Transaction.
          ----------------------

          On August 25, 1997, the Issuer issued a press release that stated, among other things, the following:

               "It has become apparent to Ambassador Apartments, Inc. (NYSE:
               AAH) that the estimates of securities analysts for the company's Funds From Operations ("FFO") for 1997 are higher than Ambassador's internal projections. Normally, Ambassador Apartments, Inc. does not make public announcements of its earnings projections or comment on analysts' estimates. However, in this case the company will, as an exception, make a public announcement. For the calendar year 1997, the company currently anticipates that its FFO per fully converted, fully diluted average outstanding common share will be in the range of $1.87 - $1.91, without giving effect to any future acquisitions, dispositions or other capital events. The company does not expect to close any acquisitions in the third quarter, and does not expect that acquisitions closed in the fourth quarter, if any, will have a significant effect on 1997 FFO."

               "As the company evaluated these factors, and considered its own portfolio of 15,782 apartments and the price of its stock, the company has had contact with, and expects to retain expeditiously, an investment banker to assist the company in evaluating and implementing strategies to maximize shareholder value."

          Subsequent to the issuance of this press release, the price of the Issuer's Common Stock dropped.

          From August 26, 1997 through September 3, 1997, ERP acquired the Common Stock for investment purposes at what it determined to be favorable prices. ERP intends to review, from time to time, its investment in the Common Stock with respect to, among other things, the financial performance of the Issuer, the market for and price of the Common Stock, the strategies implemented by the Issuer upon the advice of its investment banker to maximize shareholder value, and other general market and investment conditions, and may, based on such review, purchase or sell shares of Common Stock.

          Except as set forth above, ERP does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) and (b) To the best knowledge of ERP, there are 10,490,180 shares of Common Stock outstanding./1/ As of the date hereof, the 1,000,700 shares of Common Stock owned by ERP represent approximately 9.5% of the shares of Common Stock outstanding. ERP, at the direction of its sole general partner, EQR, has sole power to vote or to direct the vote of the Common Stock owned by it and the sole power to dispose or to direct the disposition of the Common Stock owned by it.


- ---------------------
/1/   As of August 11, 1997, as reported by the Issuer in its Form 10-Q for the period ended June 30, 1997.

          (c) During the last sixty days, ERP affected the following purchases in the open market:

                                 Number of       Price Per
                Date              Shares           Share
                ----              ------           -----
               8/26/97                700         $20.375
               8/27/97             25,000          21.0615
               8/28/97            175,000          21.8210
               8/29/97            475,000          22.0293
               9/2/97             209,600          22.2702
               9/3/97             115,400          22.4899

          (d) and (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Regard
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                              ERP OPERATING LIMITED PARTNERSHIP

                              By:  Equity Residential Properties Trust, its
                                    general partner


                              By:  /s/ Bruce C. Strohm
                                   ------------------------------------------
                                   Bruce C. Strohm
                                   Executive Vice President, General Counsel
                                   and Secretary

Dated: September 8, 1997

                                   APPENDIX A
                                   ----------

Set forth herein please find information concerning Executive Officers, Trustees and Principal Shareholders of EQR, the general partner of, and holder of a majority of the partnership interests in, ERP. Such information sets forth the position held at EQR and the present principal occupation or employment, if other than that held at EQR, of the Trustees and Executive Officers of EQR. All the individuals listed below are United States citizens. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is Two North Riverside Plaza, Chicago, Illinois 60606.

                        Trustees and Executive Officers
                        -------------------------------

     Samuel Zell is the Chairman of the Board of EQR. Mr. Zell is chairman of the board of directors of Equity Group Investments, Inc. ("EGI"), an owner, manager and financier of real estate and corporations, which is located at Two North Riverside Plaza, Chicago, Illinois 60606.

     Douglas Crocker II is a Trustee, Chief Executive Officer and President of EQR.

     Alan W. George is Executive Vice President--Acquisitions of EQR.

     David J. Neithercut is Executive Vice President and Chief Financial Officer of EQR.

     Gregory H. Smith is Executive Vice President--Asset Management of EQR.

     Gerald A. Spector is a Trustee and Executive Vice President--Chief Operating Officer of EQR.

     Bruce C. Strohm is Executive Vice President and General Counsel of EQR.

     Frederick C. Tuomi is Executive Vice President--Property Management of EQR.

     Michael J. McHugh is Senior Vice President, Chief Accounting Officer and Treasurer of EQR.

     John W. Alexander is a Trustee of EQR. Mr. Alexander is the president of Mallard Creek Capital Partners, Inc., primarily an investment company with interests in real estate and development entities, and a partner of Meringoff Equities, a real estate investment and development company. Mr. Alexander's principal business address is Mallard Creek Capital Partners, 229 North Church Street, Suite 200-Box E, Charlotte, NC 28202.

     Henry H. Goldberg is a Trustee of EQR. Mr. Goldberg is chairman of the board, chief executive officer and founder of Artery Properties, Inc., a diversified real estate company. Mr. Goldberg's principal business address is Artery Properties, Inc., 4733 Bethesda Avenue, Suite 400, Bethesda, MD 20814.

     Errol R. Halperin is a Trustee of EQR. Mr. Halperin has been an attorney at Rudnick & Wolfe, a law firm, since 1979, serving as a senior partner and a member of such firm's policy committee since 1981. Mr. Halperin's principal business address is Rudnick & Wolfe, 203 North LaSalle Street, Suite 1800, Chicago, IL 60601.

     James D. Harper, Jr. is a Trustee of EQR. Mr. Harper is president of JDH Realty Co., a real estate development and investment company. Mr. Harper's principal business address is JDH Realty Company, 3250 Mary Street, Suite 206, Coconut Grove, FL 33133.

     Edward Lowenthal is a Trustee of EQR. Mr. Lowenthal is the president, chief executive officer and a director of Wellsford Real Properties, Inc., a real estate development company ("WRP"). Mr. Lowenthal's principal business address is Wellsford Real Properties, Inc., 610 Fifth Avenue, 7th floor, New York, NY 10020.

     Jeffrey H. Lynford is a Trustee of EQR. Mr. Lynford is the chairman of the board of directors and secretary of WRP. Mr. Lynford's principal business address is Wellsford Real Properties, Inc., 610 Fifth Avenue, 7th Floor, New York, NY 10020.

     Sheli Z. Rosenberg is a Trustee of EQR. She is a principal of the law firm of Rosenberg & Liebentritt, P.C. ("R&L"). Ms. Rosenberg is chief executive officer, president and a director of EGI.

     Barry S. Sternlicht is a Trustee of EQR. Mr. Sternlicht is chief executive officer and president of Starwood Capital Group, L.P. and president of Starwood Capital Partners, L.P., a privately owned real estate investment firm. Mr. Sternlicht is chairman of the board and chief executive officer of Starwood Lodging Trust and co-chairman of the board of Westin Hotels & Resorts Company, an owner and operator of hotels. Mr. Sternlicht's principal business address is Starwood Capital Group L.P., Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

     B. Joseph White is a Trustee of EQR. Mr. White has been a professor at the University of Michigan Business School since 1987 and has served as Dean since 1991. Mr. White's principal business address is The University of Michigan, Office of the Dean, School of Business Administration, 701 Tappan, Ann Arbor, MI 48109-1234.

                         PRINCIPAL SHAREHOLDERS OF EQR

     The following table sets forth information as of March 1, 1997 (except as otherwise noted), with respect to persons who were known by EQR to be the beneficial owner of more than 5% of EQR's outstanding common shares of beneficial interest ("Common Shares") as of such date.


                                                                     Percent of          Percent of
                                             Amount and Nature         Class               Class
                                              of Beneficial         as of March 1,      as of June 9,
Name and Address of Beneficial Owner          Ownership/(1)/          1997/(1)/           1997/(2)/
- -----------------------------------------------------------------------------------------------------
FMR Corp./(3)/
82 Devonshire Street
Boston, MA 02109-3614                             6,551,185             11.26%              10.13%

Samuel Zell and entities controlled by
Samuel Zell and Ann Lurie/(4)/
Two North Riverside Plaza
Chicago, IL 60606                                 4,827,979              8.72%               7.08%

The Prudential Insurance Company of
America/(5)/
Prudential Plaza
751 Broad Street
Newark, NJ 07102-3777                             3,816,500              6.56%               5.90%

Merrill Lynch & Co., Inc./(6)/
800 Scudders Mill Road
Plainsboro, NY 08536                              3,220,425              5.54%               4.98%

- ------------------------
(1) The amount of Common Shares beneficially owned is reported on the basis of regulations of the Securities and Exchange Commission ("SEC") governing the determination of beneficial ownership of securities. The percentage of Common Shares beneficially owned by a person assumes that all units of limited partnership interests of ERP ("OP Units") or Series E Preferred Shares of EQR held by the person are exchanged for Common Shares, that none of the OP Units or Series E Preferred Shares of EQR held by other persons are so exchanged, that all options exercisable within sixty days of March 1, 1997 to acquire Common Shares held by the person are exercised and that no options to acquire Common Shares held by other persons are exercised.

(2) Pursuant to the merger of EQR and Wellsford Residential Property Trust ("Wellsford"), on May 30, 1997 all of the outstanding common shares of beneficial interest of Wellsford ("Wellsford Common") were converted into Common Shares at the conversion ratio of .625 Common Shares for each share of Wellsford Common and, as a result, the number of Common Shares outstanding increased significantly. EQR, therefore, is presenting supplementally the most recently reported ownership of each named beneficial owner as a percentage of the total Common Shares outstanding as of June 9, 1997 for informational purposes only, calculated as described in footnote (1) above. There can be no assurances that the named beneficial owner did not receive Common Shares pursuant to the Merger or that the number of Common Shares owned by each such beneficial owner has not increased or decreased between the date of the required filings made by each such beneficial owner with the SEC and June 9, 1997 or subsequent thereto; these percentages, therefore, may not accurately reflect the percentage of Common Shares owned by each such beneficial owner as of such date.

(3) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1996, FMR Corp. ("FMR") may have direct or indirect voting and/or investment discretion over these Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. FMR is reporting the combined holdings of the entities for the purpose of administrative convenience.

(4) Includes 3,436,060 OP Units which are exchangeable on a one-for-one basis into 3,436,060 Common Shares. Also included are options to purchase 151,667 Common Shares which were currently exercisable or exercisable within sixty days of March 1, 1997 and beneficially owned by Mr. Zell. Also includes 30,000 Common Shares beneficially owned by the Samuel Zell Foundation. Mr. Zell disclaims beneficial ownership of 2,191,045 Common Shares (assuming the exchange of 1,557,561 OP Units) because the economic benefits with respect to such Common Shares are attributable to other persons. Ms. Lurie disclaims beneficial ownership of 2,518,600 Common Shares (assuming the exchange of 1,878,499 OP Units).

(5) Pursuant to a Schedule 13G filed with the SEC, as of December 31, 1996, The Prudential Insurance Company of America ("Prudential") may have direct or indirect voting and/or investment discretion over these Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of the entities for the purpose of administrative convenience.

(6) Pursuant to a Schedule 13G filed with the SEC dated February 14, 1997, Merrill Lynch and Co., Inc. ("Merrill Lynch") may have direct or indirect voting and/or investment discretion over these Common Shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Merrill Lynch is reporting the combined holdings of the entities for the purpose of administrative convenience.